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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,           February                            2006
                            -------------------------       ----------------
Commission File Number      000-14620
                            -------------------------       ----------------

                      Crystallex International Corporation
------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                 Form 20-F                    Form 40-F      X
                           ----------------            ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                         No            X
                          ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-_______________




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


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press Release dated February 13, 2006.

                                                                   DOCUMENT 1

[GRAPHIC OMITTED]


For Immediate Release
February 13, 2006


            Crystallex Announces Updated Reserves at Las Cristinas;
             Reserves Now Estimated at 13.6 Million Ounces of Gold

TORONTO, ONTARIO, February 13, 2006 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Mine Development Associates, ("MDA") of Reno, Nevada has updated the reserve estimate for the Las Cristinas gold project located in Bolivar State, Venezuela using a gold price assumption of US$400 per ounce.

The new reserve estimate is as follows:

     o Proven and Probable reserves are now estimated at 13.6 million ounces of gold contained in 353 million tonnes of ore grading 1.20 g/t gold with a strip ratio of 1.14:1 at US$400 gold. This reserve is 9% higher than the previous August 2005 estimate of 12.5 million ounces (295 million tonnes grading 1.32 g/t gold with a strip ratio of 1.57:1 at US$350 gold).

     o The Measured and Indicated Resource estimate (which include reserves) is unchanged at 17.7 million ounces of gold (501 million tonnes grading 1.1 g/t gold).

     o The Inferred Resource estimate is unchanged at 4.5 million ounces of gold (163 million tonnes grading 1.1 g/t gold).

Todd Bruce, Crystallex President and CEO commented, "We are very pleased not only to report an increase in reserves of more than a million ounces in response to increasing the reserve calculation gold price from US$350 per ounce to US$400 per ounce but also to report a significant reduction in strip ratio from the previous 1.57:1 to 1.14:1. This material reduction in the amount of waste that will be mined to produce a tonne of ore will enhance the project's already robust economics even further. These positive changes in terms of reserve increases and strip ratio improvements provide further evidence of the Las Cristinas project's positive sensitivity to rising gold prices, a very valuable attribute in a secular bull market for gold."

Las Cristinas Reserves
----------------------

Crystallex previously estimated reserves for Las Cristinas in a National Instrument 43-101 Technical Report filed on SEDAR on August 31, 2005. The August 2005 reserves were developed from Measured and Indicated Resources using a gold price of US$350 per ounce and variable cutoff grades of between 0.40 and
0.90 grams of gold per tonne (g/t), depending upon material type. The new reserve estimate uses a gold price of US$400 per ounce; however, it conservatively maintains the pit shell designed using a US$350 per ounce gold price. For details of the reserve methodologies and assumptions, refer to the Technical Report filed on SEDAR on August 31, 2005.

The reserves are contained in two separate areas: Conductora ("CO") and Mesones ("MS").

In-pit reserves, estimated in accordance with CIM Standards and National Instrument 43-101, using a US$400 per ounce gold price, are as follows:


------------------------------------------------------------------------------------------------------------------------
                             LAS CRISTINAS RESERVES
------------------------------------------------------------------------------------------------------------------------
    Deposit              Category                Tonnes           Grade (Au g/t)        Ounces          Strip Ratio
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
CO              Proven                          47,824,000            1.29             1,984,000
------------------------------------------------------------------------------------------------------------------------
                Probable                       279,800,000            1.19            10,706,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
ME              Probable                        25,661,000            1.10               903,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Total           Proven                          47,824,000            1.29             1,984,000
------------------------------------------------------------------------------------------------------------------------
                Probable                       305,461,000            1.18            11,610,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Total           Proven & Probable              353,285,000            1.20            13,594,000           1.14:1
------------------------------------------------------------------------------------------------------------------------

The previous US$350 per ounce reserve estimate as reported in the August 2005 Technical Report filed on SEDAR is reflected below:


------------------------------------------------------------------------------------------------------------------------
                         PREVIOUS LAS CRISTINAS RESERVE
------------------------------------------------------------------------------------------------------------------------
    Deposit               Category                Tonnes           Grade (Au g/t)        Ounces         Strip Ratio
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
CO                Proven                          40,681,000            1.41             1,840,000
------------------------------------------------------------------------------------------------------------------------
                  Probable                       235,660,000            1.30             9,881,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
ME                Probable                        18,489,000            1.27               754,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Total             Proven                          40,681,000            1.41             1,840,000
------------------------------------------------------------------------------------------------------------------------
                  Probable                       254,149,000            1.30            10,635,000
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Total             Proven & Probable              294,830,000            1.32            12,475,000           1.57:1
------------------------------------------------------------------------------------------------------------------------

Las Cristinas Resources
-----------------------

The resource estimate is unchanged from the Las Cristinas 43-101 Technical Report, filed on SEDAR on August 31, 2005. For explanations of methodologies and resource descriptions and discussions, refer to the August 2005 Technical Report.


--------------------------------------------------------------------------------------------------------------------------------
                                                    LAS CRISTINAS RESOURCES
--------------------------------------------------------------------------------------------------------------------------------

Deposit                    Measured                              Indicated                       Measured and Indicated
--------------------------------------------------------------------------------------------------------------------------------
                Tonnes       g/t Au      Ounces        Tonnes       g/t Au     Ounces        Tonnes       g/t Au      Ounces
--------------------------------------------------------------------------------------------------------------------------------
CO            56,619,000       1.21     2,208,000     397,028,000    1.1      13,990,000   453,647,000     1.11      16,198,000
--------------------------------------------------------------------------------------------------------------------------------
ME             9,405,000       1.20       364,000      37,605,000    0.91      1,099,000    47,010,000     0.97       1,463,000
--------------------------------------------------------------------------------------------------------------------------------
Total         66,024,000       1.21     2,572,000     434,633,000    1.08     15,089,000   500,657,000     1.1       17,661,000
--------------------------------------------------------------------------------------------------------------------------------


In addition to the Measured and Indicated Resources detailed above, an Inferred Resource of 4.5 million ounces (163 million tonnes at a grade of 0.9 g/t gold) has been calculated for Las Cristinas.

The resource estimate and the revised reserve estimate was prepared in conformity with the requirements set out in National Instrument 43-101 by MDA under the direction of Steven Ristorcelli, P. Geo., and Scott Hardy, P. Eng., both independent qualified person for the purposes of National Instrument 43-101. Mineral Resources include Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide
7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
                                          ------------------------------------
                                                   (Registrant)


Date: February 15, 2006                   By:   /S/ DAN HAMILTON
      -------------------------                 -------------------------------
                                                Name: Dan Hamilton
                                                Title: Chief Financial Officer